SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 21, 2003

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐  No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

Enclosures: STMicroelectronics N.V.’s: (i) Managing Board Report, (ii) Supervisory Board Report, (iii) 2002 Unconsolidated Financial Statements, and (iv) 2002 Consolidated Financial Statements

REPORT FROM THE MANAGING BOARD TO THE

SHAREHOLDERS

STMicroelectronics achieved successive quarterly increases in revenues and earnings in 2002, which was another year of very difficult conditions for the semiconductor industry.

After reaching a cyclical bottom in the 2002 first quarter, we were able to progressively improve our financial performance. At the same time, we continued to prudently, yet consistently invest in R&D and product development and to undertake important strategic initiatives, which have positive short- and long- term implications for the Company.

Significant operating leverage led ST to post solid double-digit gains over key 2001 “as reported” line items. Operating income increased 77.3% in 2002 to $601 million; net income was $429.4 million, up 67%; and earnings per diluted share of $0.48 for 2002 compared to $0.29 in 2001 — all achieved on 2002 net revenues of $6.32 billion, which declined a modest 0.06% from 2001 levels. This speaks to the discipline that ST has maintained during this second consecutive year of industry-wide overcapacity and the resulting intense pricing pressure.

Solid financial performance and a conservative approach to investment enabled ST to end 2002 with a very strong financial position. Cash and marketable securities equaled $2.56 billion; long-term debt was $2.78 billion; and shareholders’ equity topped $6.99 billion. Importantly, ST again generated substantial cash. Cash from operations totaled $1.7 billion in 2002, and free cash flow for the year, before acquisitions, was $649 million. Additional detailed financial data can be found later in this report.

ST’s respectable financial performance in 2002 is not the end of the story; rather, it is the beginning. Ours is an exceptionally dynamic industry and in order to succeed long-term, participants must constantly invest in the future. Through an ongoing emphasis on maintaining financial flexibility, we have been able to move ahead with internal programs and to complete strategic transactions that we believe will add significant long-term value to the Company.

Examples of key transactions include:

•	The Strategic R&D Alliance with Motorola and Philips, including TSMC, where a 12” wafer pilot line is starting at our Crolles 2 facility in France. This partnership will give ST exceptional ability to leverage leading-edge expertise in the development of future generations of CMOS technologies from the 90 nanometer node down to 32 nanometers over the next five years.

•	The acquisition of Alcatel Microlectronics, which gives us important leadership in networking and internet-access markets, projected to begin recovering between the second half of 2003 and early 2004 time frame.

•	An agreement with UMC for external wafer production and manufacturing science.

•	An agreement with Dai Nippon to form an alliance and a joint venture involving a minority investment from ST, for photomask development and production, an increasingly valuable area as we move into deeper submicron technologies.

•	ST’s recently-announced initiative with Texas Instruments to jointly develop a common multimedia platform interface for wireless applications, one of the most promising markets for the future.

These initiatives have not kept us from our primary focus, namely further penetration in our target market segments.

Full year industry data just became available and showed that ST continued to build market share in 2002 in the markets it served. According to the WSTS, our fourth quarter share of the TAM (Total Available Market) was 4.7%, and for the year, ST had a record 7% share of our SAM (Served Available Market). We anticipate that last year’s performance will keep us firmly within the bracket of the world’s largest semiconductor companies. Again in 2002, size was not achieved at the expense of profitability.

Revenues from differentiated products totaled $4.38 billion, accounting for 69.3% of the Company’s net revenues for 2002. Approximately 67.8% of this dollar amount represented customized products designed and developed for our 12 strategic customers with which we have formalized alliances. The approximate $1.41 billion remaining were differentiated product sales mainly to key customers serving our targeted end-markets.

Each of ST’s key product groups posted operating profits for 2002. Telecommunications, Peripherals and Automotive (TPA) remained the major contributor, followed by Discrete and Standard Integrated Circuits (DSG), which held its own within a very difficult pricing situation. Consumer and Microcontrollers (CMG) remained firmly in the black despite an extremely competitive environment for consumer products. The Memory Products Group (MPG) was modestly profitable for the year, no small achievement given the price declines that affected Memory Integrated Circuits, particularly FLASH products.

In addition to the Company’s progress in addressing high growth applications within our targeted market segments, ST achieved important design-wins in 2002, particularly in the wireless, digital consumer and automotive end-markets, that will benefit the Company in future periods. Thus, we feel confident that our product portfolio is extremely well positioned to respond to, and in some cases anticipate, emerging business trends.

ST has taken important steps on the production side as well, recognizing our customers’ needs for cost efficiency and differentiation. Several of our leading-edge fabs are facilitized, but only equipped for a part of their capacity. We believe that this modular approach to investing will give us a competitive edge in responding to a market upturn, as it reduces the time we need to ramp-up production. Adding to this internal flexibility is our ongoing program of product qualification at our foundry partners. Once a sustained pick-up in demand becomes clear to us, we will be ready to significantly increase shipments of specific products without a commensurate increase in capital expenditures.

For 2003, we expect ST’s capital expenditures to be approximately at 2002’s levels, or about $1 billion. Of that amount, more than 50% will be allocated to leading-edge projects, including 12” wafer R&D programs and the expansion of certain below 0.18 micron 8” fabs.

During these last two years of very difficult industry and business conditions, ST has taken all actions within our control to serve our customers effectively, while preserving and increasing our Company’s shareholders’ equity. We have fine-tuned our organization and, in 2002 alone, added over 500 designers and other technical people in emerging IT countries, including : India, China, Eastern Europe and North Africa. At the same time, we have taken care not to sacrifice the basic structure of the Company, as we believe that the consistency that has come to define ST will work to our advantage as the market recovery unfolds.

Also, being deeply convinced that there is no contradiction between shareholders’ and stakeholders’ value creation, we have further strengthened our efforts within the framework of our corporate social responsibility policies. Specifically, in the field of environmental protection, we have achieved outstanding results in bringing the percentage of landfilled waste down from the more than 70% reference point in 1994 to just above 10% of total waste at the end of 2002. We are confident that we will be able to reach our internal goal of landfilling less than 5% of total waste in 2003, two years ahead of the target deadline contained in our Environmental Decalogue.

We have also made progress on our greenhouse-gas-emissions Decalogue goals of becoming a zero equivalent CO2 emission company by the year 2010. Not only have we continued to work on reducing total energy consumption per unit of production by at least 5% per year, but we also started a project on renewable energy sourcing, which will involve the installation of wind turbines for as much as 20 megawatt peak power output. And, for carbon sequestration, we completed the first phase of a reforestation program in Texas, USA with the final goal of covering a total area of 5,500 hectares. Similar reforestation projects have been launched in both Morocco and Australia, aiming at an area of 10,000 hectares in each country.

The level of excellence we have achieved in the field of Occupational Health and Safety has been officially confirmed by the OHSAS 18001 qualification of three of our plants – in France, Italy, and Malta. The qualification process is ongoing, and our goal is to have all our plants throughout the world qualified before the end of 2003.

The year 2002 has also been the year in which ST’s initiative to help bridge the Digital Divide – between those who do have access to modern digital information and communications technologies and those who don’t – has taken shape and the groundwork in preparation for actual deployment in the field has been laid. We are working within the framework of the United Nations Information and Communication Technologies Task Force, of which we are very supportive and active members, and our program objective is to offer basic computer literacy and access to one million people in a decade through the direct involvement of our employees worldwide and the Company’s financial contribution.

Reflecting the confidence we have in ST’s long term prospects as well as the strength of our current financial position, the Company will propose the distribution of a cash dividend of $ 0.08 per share, twice that of last year’s cash dividend payment, to be presented for shareholders’ approval at the Company’s Annual General Meeting, which will be held in Amsterdam, the Netherlands, on March 12, 2003.

We share the viewpoint that 2003 will be a year of growth for the semiconductor industry, with the real momentum taking hold in the second half. Entering this year, ST’s objectives are to continue to gain market share, to systematically innovate in all areas, and to maximize the productivity of our entire infrastructure in order to increasingly raise our levels of profitability.

By leveraging ST’s fundamental strengths, we expect to continue to outperform the market in 2003.

Pasquale PISTORIO

Report of the Supervisory Board of

STMicroelectronics N.V. “ST”

In 2002, the semiconductor market has been practically flat compared to 2001, a year marked by the worst ever downturn of the industry.

During 2002, ST’s revenues declined by 0.6% while the semiconductor market (TAM) increased by an estimated 1% and ST’s served market (“SAM”) declined by an estimated 2%. The Company, with the full concurrence and support of the Supervisory Board, strongly continued his program of cost reductions, yield improvements and optimization measures that enabled it to avoid the major extraordinary measures that were taken by many of its competitors during such period.

The budgeted capital expenditures were reduced to $ 1 billion for the year 2002.

As a result of its forceful cost cutting measures and timely actions, the Company remained profitable in 2002 with a net income, of $ 429,4 million or $ 0.48 per diluted share, after impairments ($7 million) and exceptional items ($27 million).

The financial position of the company remains solid with long-term debt (mainly convertibles) of $2.78 billion balanced by cash and marketable securities for $2.56 billion. Cash flow from operations was $1.7 billion and free cash flow before acquisition was $649 million.

Shareholders’ equity reached the level of $6.99 billion

Considering these results, and upon the proposal of the Managing Board, we recommend to the General Meeting of Shareholders the adoption of the annual accounts for the financial year 2002 and the distribution, out of the Company’s profit realized during 2002, of cash dividend of $ 0.08 per share.

During 2002, the Supervisory Board increased the number of its meetings so as to closely monitor the difficult economic situation, and the Company strategy. The specific committees set up by the Supervisory Board were also very active.

Compensation Committee

The Compensation Committee met 5 times in 2002. Amongst its main activities, the Compensation Committee defined the remuneration package of the CEO for the year 2002, including the assigned objectives for becoming eligible to the bonus in 2003 making also reference to the standard conditions applied by the semiconductor industries and proposed such package to the Supervisory Board which approved it. The Compensation Committee also reviewed the bonus attributed to the CEO, based on his 2001 objectives and proposed its adoption to the Supervisory Board. Finally, regarding the CEO, the Compensation Committee made a recommendation on the number of stock options to be granted to the CEO.

In the presence of the CEO and the Director of Human Resources of the Company, the Compensation Committee approved on April 25, 2002 the proposed allocation of stock options to the executives and managers of the Company, extended to the executives and managers of the companies and businesses acquired the in accordance with the provisions of the Company’s 2001 Stock Option and upon the guidance from the Supervisory Board Plan, duly considering the achievement of the Company’s objectives. The Committee furthermore reviewed the remuneration policy for the Company’s Management Committee and Senior Executives as well as the Executive Incentive Program for all Company’ Executives.

The Compensation Committee also monitored the results of the two tranches of the Company Employees Stock Purchase Plan, which were implemented in 2002.

Strategic Committee

The Strategic Committee met 5 times in 2002, in the presence of the CEO, the Director of Strategic Planning and in certain cases, the CFO of the Company. Amongst its main activities, the Strategic Committee reviewed the Company Five Year Plan and various possible scenarios and opportunities for external growth or accelerated internal growth to meet the challenges of the semiconductor market, including the ever increasing costs of R&D and capital investments for advanced production technologies.

The Strategic Committee was fully briefed prior to and during the negotiation process concerning the acquisition of Alcatel Microelectronics, and also monitored the conclusion of the Company’s major R&D alliance with Philips and Motorola in Crolles (France) for 12 inch CMOS technologies below ninety nanometers.

Audit Committee

The Audit Committee met six times during 2002. The meetings were attended by the Company CFO and Deputy CFO, the General Counsel, the Company’s Auditors and on two occasions, to explain and analyze the implications of the new Sarbanes-Oxley Act, the Company’s outside US Legal Counsel.

At the end of each quarter, prior to each Supervisory Board meeting which approved the Company’s results and quarterly earnings press release, the Audit Committee reviewed the Company’s financial statements and the proposed press release and discussed with Auditors, any matters to be discussed by SAS 61

The Audit Committee also proceeded with its annual review of the activities of the Company’s Internal Audit, as well as the scope, planning, cost of the Company’s external audit activities.The Committee reviewed the Company’s proposal for a new internal operating procedure to cover disclosure controls and procedures. Following the adoption of the Sarbanes-Oxley Act and the Committee with the assistance of the Company’s outside US Counsel, has amended it’s Charter in order to comply to the extent permitted by the law of the Companies home jurisdiction.

The requirement that the Audit Committee selects and appoints the external auditor cannot be fully met. Under applicable law according to Dutch law meeting the appointment of the independent accountants is the prerogative of the Shareholders. In close cooperation with it’s US and Dutch external counsel the Audit Committee has agreed on the following procedure for the selection and appointment of the independent Auditor. The Audit Committee will select the independent Accountants or to be appointed, this selection to be ratified by the Supervisory Board which will propose to the Shareholders meeting that such accountants will be appointed.

2

In advance of the review of the Company’s draft Annual Statements the Audit Committee reviewed with the external accountants their declaration of independence. The Audit Committee approved the compensation of the External Accountants, approved the scope of their Audit, Audit related and the non-Audit related services, held separate meetings with the External Accountant and discussed the critical accounting policies with the External Accountant and in general aimed to fulfil to the best of their ability the mandatory requirements of the Sarbanes-Oxley Act since it became effective in July 2002.

Clarification of Audit Committee’s Role

The Audit Committee’s responsibility is one of oversight. It is the responsibility of the Company’s management to prepare consolidated financial statements in accordance with applicable law and regulations of the Company’s independent auditor to audit those financial statements. Therefore, each member of the Audit Committee shall be entitled to rely, to the fullest extent permitted by law, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information, and the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations.

The Supervisory Board during the year 2002 has also exercised the authority granted by the general shareholders meeting, and authorised the Managing Board to proceed to a buy-back of 4 million common shares of the Company for covering the existing stock options issued in conformity with the 2001 Stock Option Plan.

The Supervisory Board has also approved on the first part of this year 2003 the Code of Rules and the relevant corporate procedures to ensure compliance with its obligation to disclose transactions in ST Microelectronics shares by members of its Management and Supervisory Board or other Company’s Directors and Officers pursuant to applicable legislation and regulations.

On this basis, we are happy to propose to the General Annual Meeting of Shareholders, the following main resolutions:

1.	To adopt the annual accounts for the financial year 2002 and to distribute a cash dividend of US$ 0.08 per share;

2.	To discharge the Managing Board for its management and the Supervisory Board for its supervision during the financial year 2002;

3.	To propose to maintain the remuneration of the President and the Vice President of the Supervisory Board at US $ 45,000 per annum, to maintain the remuneration of the President of the Audit Committee at US $ 40,000 per annum, to maintain the remuneration of the other Supervisory Board members at US $ 30,000 per annum, to maintain the remuneration of the members of the Audit Committee at US $ 10,000 per annum, to maintain the remuneration of the members of the Compensation Committee at US $ 5,000 per annum, to maintain the remuneration of the members of the Strategic Committee at US $ 5,000 per annum, to maintain the rule that the number of Committees in which one Supervisory Board member can serve is limited to two and to maintain the attendance fee per meeting of the Supervisory Board and of any Committee of the Supervisory Board at US$ 2,000 with the understanding however that in case of attendance of such a meeting by telephone or videoconference the attendance fee per such meeting shall be US $ 500.

3

With respect to the current five year employee Stock Option Plan adopted on the year 2001 by the General Meeting of Shareholders, we note that 13,571,393 stock options were granted in the year 2002 for managers and selected employees of the Company.

This resolution can be taken in separate counterparts.

In Paris, the             February , 2003

In Roma, the            February , 2003

In                    , the

Bruno STEVE	Jean-Pierre NOBLANC

Tom DE WAARD	Rémy DULLIEUX

Doug DUNN	Riccardo GALLO

Francis GAVOIS	Alessandro OVI

Robert WHITE

4

STMICROELECTRONICS N.V.

ANNUAL REPORT

DECEMBER 31, 2002

STMICROELECTRONICS N.V.

ANNUAL REPORT

DECEMBER 31, 2002

APPENDIX

STMicroelectronics N.V. consolidated financial statements

as of December 31, 2002 and the year then ended

STATUTORY DIRECTOR

Pasquale Pistorio

SUPERVISORY DIRECTORS

Bruno Steve

Jean-Pierre Noblanc

Rémy Dullieux

Alessandro Ovi

Robert M. White

Riccardo Gallo

Tom de Waard

Francis Gavois

Douglas Dunn

STMICROELECTRONICS N.V.

DIRECTOR’S REPORT

DECEMBER 31, 2002

The director’s report is available on request at the Company’s office.

Amsterdam, February 19, 2003

STMICROELECTRONICS N.V.

BALANCE SHEET AS AT DECEMBER 31, 2002

(before proposed appropriation of income)

	2002	2001
	USD in millions	USD in millions
ASSETS
FIXED ASSETS
Intangible fixed assets	377	116
Tangible fixed assets	10	7
Financial fixed assets	6,278	5,003

Total fixed assets	6,665	5,126

CURRENT ASSETS
Inventories	32	30
Trade receivables	268	290
Short term intercompany loans	344	694
Group companies receivables	636	421
Other receivables	58	31
Securities	2	5
Cash	2,473	2,377

Total current assets	3,813	3,848

TOTAL ASSETS	10,478	8,974

SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Issued and paid in capital	983	824
Additional paid in capital	1,468	1,441
Retained earnings	4,558	4,337
Treasury stock	(348)	(233)
Cumulative translation adjustment	(96)	(551)
Income for the year	401	257

Total shareholders’ equity	6,966	6,075

LONG TERM LIABILITIES
Long term loans	2,381	2,304
Deferred revenues	4	12

Total long term liabilities	2,385	2,316

SHORT TERM LIABILITIES
Trade payable	14	12
Taxes	17	65
Group companies payables	1,006	476
Accrued liabilities	90	30

Total short term liabilities	1,127	583

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	10,478	8,974

The accompanying notes form an integral part of the accounts.

STMICROELECTRONICS N.V.

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2002

	2002	2001
	USD in millions	USD in millions
Income after taxes	111	76
Income from subsidiaries	290	181

NET INCOME	401	257

The accompanying notes form an integral part of the accounts.

STMICROELECTRONICS N.V.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2002

1. GENERAL

A description of STMicroelectronics N.V. (“the Company”), its activities and group structure are included in the attached consolidated financial statements, prepared for United States reporting purposes, which also apply to the company-only financial statements. The Company holds investments in subsidiaries operating in the semiconductor manufacturing industry. Additionally, the Company operates through a branch in Switzerland, which markets a broad range of semiconductor integrated circuits and devices used in a wide variety of microelectronic applications.

In accordance with Article 402, Title 9, Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form.

2. BASIS OF PRESENTATION

Management of the Company is of the opinion that the functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in US dollars.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The annual accounts are prepared in accordance with accounting principles generally accepted in the Netherlands. The accounting principles as described in the notes to the consolidated financial statements also apply to the Company-only financial statements, unless indicated otherwise.

Consolidation

The consolidated financial statements of the Company for the year ended December 31, 2002, which are attached, have been prepared in accordance with accounting principles generally accepted in the United States. In management’s opinion, the attached consolidated financial statements do not differ materially from those which would have been prepared, had generally accepted Dutch accounting principles been applied, except for the additional disclosures as presented in Notes 17, 18 and 19.

Intangible assets

Intangible assets include the cost of technologies and licences purchased from third parties, amortized over a period ranging from three to seven years, and goodwill acquired in business combinations amortized over its estimated useful life, generally three to five years. Intangible assets are reflected net of any impairment losses. The carrying value of intangibles is evaluated whenever changes in circumstances indicate the carrying amount may not be recoverable. In determining the recoverability, the Company estimates the expected future cash flow and compares this to the carrying value of the identifiable intangibles. If the anticipated undiscounted cash flows are less than the carrying amount, the Company recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value. Significant estimates used in determining expected undiscounted future cash flows include the applicable industry’s evolution, the Company’s market penetration and the market acceptance of certain new technologies.

Foreign currencies

The share capital of the Company is denominated in Euro and the year-end balance is translated into US dollars at the year-end exchange rate (Euro/USD 1.0487). The translation differences are taken to the non-distributable cumulative translation adjustment account.

Other non-current assets

Other non-current assets consist of underwriting and issuance costs related to the zero-coupon convertible notes. These costs are amortized straight-line over approximately 4 years, which represents the first right of the holder to redeem the convertible notes.

4. INTANGIBLE FIXED ASSETS

	Goodwill	Concessions, licences and rights of intellectual ownership	Total
	USD in millions	USD in millions	USD in millions
HISTORICAL COST
Balance at January 1, 2002	32	118	150
Additions	104	222	326
Write offs	—	(3)	(3)

Balance at December 31, 2002	136	337	473

ACCUMULATED AMORTIZATION
Balance at January 1, 2002	5	29	34
Charge for the year	17	46	63
Write off	—	(1)	(1)

Balance at December 31, 2002	22	74	96

NET BOOK VALUE
At December 31, 2002	114	263	377

At December 31, 2001	27	89	116

5.	TANGIBLE FIXED ASSETS

(USD in millions)	Furniture and fixtures	Computer and R&D equipment	Other	Total
HISTORICAL COST
Balance at January 1, 2002	2	8	—	10
Additions	2	2	1	5
Disposals	(1)	(-)	(-)	(1)

Balance at December 31, 2002	3	10	1	14

ACCUMULATED DEPRECIATION
Balance at January 1, 2002	1	2	—	3
Charge for the year	1	2	—	2
Disposals	(1)	(-)	(-)	(1)

Balance at December 31, 2002	1	4	—	4

NET BOOK VALUE
At December 31, 2002	2	7	1	10

NET BOOK VALUE
At December 31, 2001	1	6	—	7

6.	FINANCIAL FIXED ASSETS

	2002	2001
(USD in millions)
Investments in consolidated group companies	6243	4940
Investments	14	32
Debt issuance costs, net	21	31

	6278	5003

Investments in consolidated group companies

	2002	2001
(USD in millions)
Balance January 1	4 940	5 171
Income from subsidiaries	290	181
Dividends paid	(159)	(230)
Capital increase	561	1
Translation effect	611	(183)

Balance December 31	6 243	4 940

7. INVENTORIES

The balance for inventories contains only finished goods.

8. TRADE RECEIVABLES

Trade receivables mature within one year.

9. SHORT TERM INTERCOMPANY LOANS

During 1997, the Company granted a USD 200 million loan to STMicroelectronics Inc, (USA) repayable in full by December 31, 2001 and bearing an interest of three months LIBOR plus 0.25%. During 1998, the principal amount was increased up to USD 300 million loan. An amount of USD 90 million was repaid during 1999. The final maturity has been extended up to December 31, 2001 for an amount of USD 150 million and up to December 16, 2002 for an amount of USD 60 million bearing an interest rate of three months LIBOR plus 1%. The USD 150 million loan maturity has been extended to March 28, 2002. Nothing was paid during 2002. The USD 150 million loan maturity has been extended to December 31, 2003 and the USD 60 million loan maturity has been extended to December 16, 2003. The interest rate will be based on the three months USD LIBOR plus 1.50%.

On January 5, 1998, the Company granted a ITL 200 billion loan to STMicroelectronics Srl., Italy repayable in full on the date falling three years from draw down date, subject to extension to be agreed between the parties 15 banking days before the final maturity. The loan may be repaid in full or in part at any time before the final maturity subject to 15 banking days prior notice confirmed in writing. The loan is bearing an interest rate of 4%.

The loan maturity has been extended to December 30, 2002. Due to EUR changeover, the value of the loan becomes EUR 103 million (USD 91 million).

On December 1, 2000, the Company granted a EUR 113 million loan to STMicroelectronics Srl (Italy) repayable in full on January 29, 2001 subject to extension to be agreed between the parties 15 banking days time before the final maturity. The loan may be repaid in full or in part at any time before the final maturity, subject to 15 days prior notice confirmed in writing. This loan is bearing interest at 4%. On January 3, 2001 the Company decided to extend the maturity to June 29, 2001 and to make available to STMicroelectronics Srl (Italy) an additional EUR 187 million facility, out of which EUR 106 million was drawn down by STMicroelectronics Srl (Italy). The aggregate EUR 219 million (USD 193 million) loan maturity has been extended to December 30, 2002.

On December 14, 2001, the Company decided to consolidate the two existing loans granted to STMicroelectronics Srl (Italy) into one loan of EUR 322 million (USD 284 million).

The Company granted these two loans to STMicroelectronics Srl (Italy) respectively on January 23, 2002 for EUR 56 million (USD 50 million) and February 7, 2002 for EUR 58 million (USD 51 million). EUR 386 million were repaid during 2002. The remaining EUR 50 million (USD 52 million) loan has been extended to December 30, 2003.

On June 14, 2000, the Company granted a USD 40 million loan to STMicroelectronics Inc. (Canada) repayable in full on the date falling three years from the draw down date, being the final maturity. The loan may be repaid in full or in part on an interest payment date by mutual agreement between the parties and subject to a 5 banking days prior written confirmation. The loan is bearing an interest rate of three months LIBOR plus 1%. USD 30 million was repaid in December 2001. The remaining USD 10 million loan has been extended to March 28, 2002 and fully repaid during 2002.

On July 19, 2002, the Company granted a CAD 50 million (USD 32 million) loan to STMicroelectronics Inc. (Canada) repayable in full on the date falling three years from the draw down date, being the final maturity. The loan may be repaid in full or in part on any interest payment date by mutual agreement between the parties and subject to a 5 banking days prior written confirmation. This loan is bearing an interest rate of three months LIBOR plus 1.50%.

On January 8, 2001 the Company agreed to grant to STMicroelectronics S.A. (France) a loan facility in an amount not exceeding EUR 300 million. The Company granted a EUR 214 million (USD 189 million) loan to STMicroelectronics S.A. (France) repayable in full on December 28, 2001 being the final maturity. This loan is bearing an interest rate of 4%. The loan maturity has been extended to December 30, 2002. On February 11, 2002, the Company granted a EUR 58 million (USD 50 million) loan to STMicroelectronics S.A. (France). The aggregate EUR 272 million loan was fully repaid during 2002.

On December 23, 2002 the Company granted a USD 50 million cash advance to STMicroelectronics Ltd. (Malta) for a future capital increase. This cash advance facility does not bear any interests.

10. GROUP COMPANIES

	2002	2001
	USD in millions	USD in millions
Trade receivables	436	312
Other receivables	200	109

Total group companies receivables	636	421

Trade payables	727	409
Other payables	279	67

Total group companies payables	1,006	476

11. SHAREHOLDERS’ EQUITY

	Issued and paid in capital	Additional paid in capital	Retained earnings	Treasury stock	Cumulative translation adjustment	Income for the year	Total
(USD in millions)
Balance January 1, 2002	824	1,441	4,337	(233)	(551)	257	6,075
Appropriation of 2001 net income	—	—	257	—	—	(257)	—
Issuance of shares	2	28	—	—	—	—	30
Dividends paid	—	—	(36)	—	—	—	(36)
Net income 2002	—	—	—	—	—	401	401
Treasury stock	—	—	—	(115)	—	—	(115)
Translation effect and other
Comprehensive income	157	—	—	—	454	—	611

Balance December 31, 2002	983	1,469	4,558	(348)	(97)	401	6,966

The EURO equivalent of the issued share capital at December 31, 2002 amounts to EURO 936,960,496 (2001: EURO: 935,063,148). For the changes in issued and paid in capital and additional paid in capital we refer to the consolidated financial statements of the Company as attached in the Appendix.

Treasury stock

As of December 31, 2002, 13,400,000 shares of common stock totalling USD 348,335,000 have been repurchased and reflected at cost as a reduction from shareholders’ equity. The repurchased shares have been allocated to fund the Company’s most recent employee stock option plan. For details on the Company’s stock option plans we refer to Note 16 of the consolidated financial statements of the Company.

12. LONG TERM LOANS

In June 1998, the Company issued USD 513,852,000 face value of zero-coupon subordinated convertible notes (LYONs), due 2008, for net proceeds of USD 421,837,000. In May 2001, the Company issued a notice of redemption of all outstanding Liquid Yield Option Notes (LYONs) due 2008. As a result, all of the LYONs due 2008 were converted into common shares.

In September 1999, the Company issued USD 918,530,000 face value of zero-coupon subordinated convertible notes (LYONs), due 2009 for net proceeds of USD 708,288,000. The notes are convertible at any time by the holders at the rate of 26.292 shares of the Company’s common stock for each one thousand dollar face value of the notes. The holders may redeem their LYONs on September 22, 2004 at a price of USD 885.91 per one thousand dollar face value of the LYONs. The Company may choose to pay the redemption price in cash or in common shares or a combination of the both. On or after September 22, 2002 and prior to September 22, 2004, the Company may redeem all or a portion of the LYONs for cash. The notes are subordinated to all other and existing and future indebtedness of the Company.

In November 2000 the Company issued USD 2,145,923,000 face value of zero coupon unsubordinated convertible bonds, due 2010, for net proceeds of USD 1,457,828,000. The debt discount of USD 665,923,000 is amortized straight-line over the term of the debt and recorded as interest expense. The notes are convertible at any time by the holders at the rate of 9.32 shares of the Company’s common stock for each one thousand dollar face value of the notes. The holders may redeem their convertible bonds for cash on January 17, 2005 at a price of US$ 805.15 per thousand dollars face value of the convertible bonds. On or after November 16, 2003 and prior to November 16, 2005, the Company may redeem for cash all, or a portion of the convertible bonds. The notes are unsubordinated to all other and existing and future indebtedness of the Company.

During 2001, USD 128,340,000 face amount of convertible bonds were converted into 6,879,576 shares of common stock. During 2002, USD 36,000 face amount of convertible bonds were converted into 945 shares of common stock.

13. LOANS AND BANKS

The Company has revolving lines of credit agreements with several financial institutions totalling USD 80,000,000 (2001: USD 80,000,000). At December 31, 2002 no amounts were drawn on these available lines of credit (2001: nil).

14. GUARANTEES

Guarantees given by the Company to banks of its subsidiaries amounted to approximately USD 864,659,000 at December 31, 2002 (2001: USD 851,251,000).

15.	WAGES, SALARIES AND SOCIAL CHARGES

	2002	2001
	USD in millions	USD in millions
Wages and salaries	26	21
Social charges	5	4

	31	25

The average number of persons employed by the Company during the year ended December 31, 2002 was 187 (2001: 173).

16.	RENUMERATION TO BOARD OF DIRECTORS AND SUPERVISORY BOARD MEMBERS

Individual remuneration paid to Directors in 2002:

USD’000
P. Pistorio as sole Director
Wages and salaries	770
Bonus	654

Stock options granted to Directors in 2002:

P. Pistorio as sole Director	80,000 at a grant price of $31.09
330,000 at a grant price of $31.11

Individual remuneration paid to Supervisory Board Members:

	2002	2001
	USD’000	USD’000
B. Steve	89	81
J.P. Noblanc	89	81
R. Dullieux	46	50
F. Gavois	62	54
A. Ovi	66	56
R. Gallo	52	48
R. White	70	66
T. de Waard	74	66
D. Dunn	38	0

	586	502

Stock options granted to Supervisory Board Members:

	2002		2001
	Number of options granted	Grant price USD	Number of options granted	Granted price USD
B. Steve	12,000	31.11	9,000	39.00
J.P. Noblanc	12,000	31.11	9,000	39.00
R. Dullieux	12,000	31.11	9,000	39.00
F. Gavois	12,000	31.11	9,000	39.00
A. Ovi	12,000	31.11	9,000	39.00
R. Gallo	12,000	31.11	9,000	39.00
R. White	12,000	31.11	9,000	39.00
T. de Waard	12,000	31.11	9,000	39.00
D. Dunn	12,000	31.11	—

17.	CONSOLIDATED FINANCIAL STATEMENTS OF STMICROELECTRONICS N.V.

The consolidated financial statements of the Company for the year ended December 31, 2002 are attached as an Appendix to these parent Company accounts.

18.	RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME ACCORDING TO DUTCH GAAP VERSUS US GAAP

In 2002, the Company charged USD 28 million related to goodwill amortization expense to net income. Under US GAAP, no goodwill amortization is allowed according to SFAS 142, but an impairment test is required. For US purposes, the amortization is eliminated from income and capitalized.

Reconciliation of shareholders’ equity

	2002	2001
	USD in millions	USD in millions
Shareholders’ equity in accordance with Dutch GAAP	6,966	6,075
Reversal of goodwill amortization	28	—

Shareholders’ equity in accordance with US GAAP	6,994	6,075

Reconciliation of net income

	2002	2001
	USD in millions	USD in millions
Net income in accordance with Dutch GAAP	401	257
Reversal of goodwill amortization	28	—

Net income in accordance with US GAAP	429	257

19.	ADDITIONAL DISCLOSURES FOR THE ATTACHED CONSOLIDATED FINANCIAL STATEMENTS TO COMPLY WITH DUTCH REQUIREMENTS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE NETHERLANDS

Intangible fixed assets

	Goodwill	Concessions, licences and rights of intellectual ownership	Total
(USD in millions)
HISTORICAL COST
Balance at January 1, 2002	86	277	363
Additions, net	96	233	329

Balance at December 31, 2002	182	510	692

ACCUMULATED AMORTIZATION
Balance at January 1, 2002	23	127	150
Charge for the year, net	28	72	100

Balance at December 31, 2002	51	199	250

NET BOOK VALUE
At December 31, 2002	131	311	442

At December 31, 2001	63	150	213

Tangible fixed assets

	Land and buildings	Machinery and buildings	Other tangible fixed assets	Tangible fixed asset under construction and prepayments on tangible fixed assets	Total

(USD in millions)

HISTORICAL COST
Balance at January 1, 2002	827	9,028	390	217	10,462
Additions, net	89	1,683	96	238	2,106

Balance at December 31, 2002	916	10,711	486	455	12,568

ACCUMULATED DEPRECIATION
Balance at January 1, 2002	145	4,173	256	—	4,574
Depreciation	36	1,676	62	—	1,774

Balance at December 31, 2002	181	5,849	318	—	6,348

NET BOOK VALUE
At December 31, 2002	735	4,862	168	455	6,220

At December 31, 2001	682	4,855	134	217	5,888

Wages, salaries and social charges

	2002	2001
(USD in millions)
Wages and salaries	1,217	1,121
Social charges and pensions	376	339

	1,593	1,460

The average number of persons employed by the Company and its subsidiaries for the year ended December 31, 2002 was 42,003 (2001: 42,248).

STMICROELECTRONICS N.V.

OTHER INFORMATION

DECEMBER 31, 2002

1.	AUDITORS’ REPORT

The report of the auditors, PricewaterhouseCoopers Accountants N.V., is presented on page 18.

2.	APPROPRIATION OF RESULT – PROVISIONS IN COMPANY’S ARTICLES OF ASSOCIATION

The Managing Directors, with the approval of the Supervisory Board, are allowed to allocate net income to a reserve fund. The Articles of Association provide that the net result for the year, after deduction of the aforementioned allocation to the reserve fund, is subject to the disposition by the Annual General Meeting of Shareholders.

In the case that a net loss for the year exceeds retained earnings, no dividend payments are allowed until the loss has been recovered from net income in future years.

3.	SUBSEQUENT EVENTS

There are no matters to report.

[LETTERHEAD OF PRICEWATERHOUSECOOPERS]

AUDITORS’ REPORT

Introduction

We have audited the 2002 financial statements of STMicroelectronics N.V., Amsterdam. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Company as of December 31, 2002 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Dutch Civil Code.

February 19, 2003

PricewaterhouseCoopers is the tradename of amongst others the following companies: PricewaterhouseCoopers Accountants N.V. (registered with the Traderegister under number 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (registered with the Traderegister under number 34180284) and PricewaterhouseCoopers Corporate Finance & Recovery N.V. (registered with the Traderegister under number 34180287) en PricewaterhouseCoopers Firm Services B.V. (registered with the Traderegister under number 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwcglobal.com/nl

[LETTERHEAD OF PRICEWATERHOUSECOOPERS]

REPORT OF INDEPENDENT ACCOUNTANTS

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2002 and December 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Amsterdam, February 19, 2003

PricewaterhouseCoopers is the trade name of amongst others the following companies: PricewaterhouseCoopers Accountants N.V. (registered with the Trade Register under number 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (registered with the Trade Register under number 34180284), PricewaterhouseCoopers Corporate Finance & Recovery N.V. (registered with the Trade Register under number 34180287) and PricewaterhouseCoopers B.V. (registered with the Trade Register under number 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwcglobal.com/nl.

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF INCOME

In millions of U.S. dollars, except per share amounts

	Year ended
	December 31, 2000	December 31, 2001	December 31, 2002
Net sales	7,764	6,304	6,270
Other revenues	49	53	48

Net revenues	7,813	6,357	6,318
Cost of sales	(4,217)	(4,047)	(4,020)

Gross profit	3,596	2,310	2,298
Selling, general and administrative	(704)	(641)	(648)
Research and development	(1,026)	(978)	(1,022)
Other income and expenses, net	(83)	(6)	7
Impairment, restructuring charges and other related closure costs	—	(346)	(34)

Operating income	1,783	339	601
Interest income (expense), net	46	(13)	(68)
Equity in loss of joint ventures	—	(5)	(11)

Income before income taxes and minority interests	1,829	321	522
Income tax expense	(375)	(61)	(89)

Income before minority interests	1,454	260	433

Minority interests	(2)	(3)	(4)

Net income	1,452	257	429

Earnings per share (Basic)	1.64	0.29	0.48

Earnings per share (Diluted)	1.58	0.29	0.48

The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

As of In millions of U.S. dollars	December 31, 2001	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	2,439	2,562
Marketable securities	5	2
Trade accounts receivable	902	1,095
Inventories	743	930
Deferred tax assets	53	35
Other receivables and assets	416	567

Total current assets	4,558	5,191
Goodwill, net	63	159
Other intangible assets, net	150	311
Property, plant and equipment, net	5,888	6,220
Long-term deferred tax assets	18	28
Investments and other non-current assets	121	95

	6,240	6,813

Total assets	10,798	12,004

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	33	19
Current portion of long-term debt	97	146
Trade accounts payable	936	912
Other payables and accrued liabilities	409	606
Deferred tax liabilities	8	6
Accrued income tax	204	184

Total current liabilities	1,687	1,873
Long-term debt	2,772	2,797
Reserves for pension and termination indemnities	116	173
Long-term debt deferred tax liabilities	75	86
Other non-current liabilities	37	39

	3,000	3,095

Total liabilities	4,687	4,968
Commitment and contingencies
Minority interests	36	42
Common stock	1,142	1,144
Preferred stock: 540,000,000 shares authorized, not issued
Common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 900,923,554 shares issued, 887,523,554 shares outstanding
Capital surplus	1,836	1,864
Accumulated result	4,199	4,592
Accumulated other comprehensive loss	(869)	(258)
Treasury stock	(233)	(348)

Shareholders' equity	6,075	6,994

Total liabilities and shareholders' equity	10,798	12,004

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In millions of U.S. dollars, except per share amounts

	Common Stock	Capital Surplus	Treasury Stock	Accumulated Result	Accumulated Other Comprehensive Loss	Shareholders’ Equity
Balance as of December 31, 1999	1,113	1,395		2,552	(496)	4,564

Capital increase	21	295				316
Comprehensive income:
Net Income				1,452		1,452
Other comprehensive loss, net of tax					(180)	(180)

Comprehensive income						1,272
Dividends, $0.03 per share				(27)		(27)

Balance as of December 31, 2000	1,134	1,690		3,977	(676)	6,125

Capital increase	8	146				154
Repurchase of common stock			(233)			(233)
Comprehensive income:
Net Income				257		257
Other comprehensive loss, net of tax					(193)	(193)

Comprehensive income						64
Dividends, $0.04 per share				(35)		(35)

Balance as of December 31, 2001	1,142	1,836	(233)	4,199	(869)	6,075

Capital increase	2	28	(115)			(85)
Comprehensive income:
Net Income				429		429
Other comprehensive income, net of tax					611	611

Comprehensive income						1,040
Dividends, $0.04 per share				(36)		(36)

Balance as of December 31, 2002	1,144	1,864	(348)	4,592	(258)	6,994

The accompanying notes are an integral part of these consolidated financial statements

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars

	Year ended
	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002
Cash flows from operating activities:
Net income	1,452	257	429
Add (deduct) non-cash items:
Depreciation and amortization	1,108	1,320	1,382
Amortization of discount on convertible debt	29	79	87
Impairment charges	—	345	11
Gain on the sale of marketable securities	(9)	(27)	(1)
Other non-cash items	10	13	27
Minority interest in net income of subsidiaries	2	3	4
Deferred income tax	(4)	(83)	14
Equity in loss of joint ventures	—	5	11
Changes in assets and liabilities:
Trade receivables	(631)	545	(129)
Inventories	(300)	94	(71)
Trade payables	580	(445)	(21)
Other assets and liabilities, net	186	(49)	(30)

Net cash from operating activities	2,423	2,057	1,713
Cash flows from investing activities:
Payment for purchases of tangible assets	(3,328)	(1,700)	(995)
Proceeds from the sale of marketable securities	10	31	1
Investment in intangible and financial assets	(240)	(132)	(69)
Payment for acquisitions, net of cash received of $61	—	—	(307)

Net cash used in investing activities	(3,558)	(1,801)	(1,370)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,661	557	65
Repayment of long-term debt	(87)	(433)	(158)
Increase (decrease) in short-term facilities	31	4	(16)
Capital increase	38	43	29
Payments to acquire treasury stock	—	(233)	(115)
Dividends paid	(27)	(36)	(36)
Other financing activities	—	—	(1)

Net cash from (used in) financing activities	1,616	(98)	(232)
Effect of changes in exchange rates	(8)	(15)	12

Net cash increase	473	143	123

Cash and cash equivalents at beginning of the year	1,823	2,296	2,439

Cash and cash equivalents at end of the year	2,296	2,439	2,562

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

1 – THE COMPANY

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its statutory domicile in Amsterdam. The Company was formed in 1987 with the name of SGS-THOMSON Microelectronics by the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

The Company’s products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. The Company uses all of the prevalent function-oriented process technologies, including complementary metal oxide silicon (“CMOS”), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, the Company has developed advanced systems-oriented technologies that enable it to produce differentiated and application-specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications, BCD technologies (bipolar, CMOS and diffused metal oxide silicon (DMOS)) for intelligent power applications and embedded memory technologies.

The Company’s major shareholders have established holding companies and a shareholder agreement to enable them to manage their interests in STMicroelectronics N.V.

At December 31, 2002, 35.6% of issued shares of the Company (December 31, 2001: 35.6%) was owned by STMicroelectronics Holding II B.V., 62.9% was owned by the public (December 31, 2001: 63.3%), and 1.5% constituted treasury shares (December 31, 2001: 1.1%).

At December 31, 2002 and 2001, STMicroelectronics Holding II B.V. was 100% owned by STMicroelectronics Holding N.V.

At December 31, 2001, STMicroelectronics Holding N.V. was owned as follows:

-	49% by FT1CI, a French holding company, whose shareholders are Areva (64%) (formerly known as CEA-Industrie) and France Telecom (36%)

-	51% by Finmeccanica, an Italian holding company, whose shareholders are the Italian Ministry of Treasury (32%) and the public (68%).

At December 31, 2002, STMicroelectronics Holding N.V. was owned as follows:

-	49% by FT1CI, a French holding company, whose shareholders were Areva (63.8%) and France Telecom (36.2%)

-	51% by Finmeccanica, an Italian holding company, whose shareholders were Fintecna (1.7%), the Italian Ministry of Treasury (32.3%) and the public (66.0%)

Under a shareholder’s agreement terminating in December 2003, the French shareholder, FT1CI, and the Italian shareholder, Finmeccanica, have agreed to manage their interest in the Company through equal voting rights in STMicroelectronics Holding II B.V.

2 – ACCOUNTING POLICIES

The accounting policies of the Company conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts.

2.1 – Principles of consolidation

The consolidated financial statements of the Company have been prepared in conformity with U.S. GAAP. The Company’s consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. The ownership of other interest holders is reflected as minority interests. Intercompany balances and transactions have been eliminated in consolidation.

2.2 – Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to the financial statements. Actual results could materially differ from those estimates and may affect amounts reported in future periods.

The primary areas that require significant estimates and judgments by management include, but are not limited to, inventory provisions, allowance for doubtful accounts, sales returns and warranty costs, evaluation of the impact of litigation and claims, valuation of acquired intangibles and goodwill as well as the impairment of their related carrying values, other non-recurring special charges, valuation of the carrying value of tangible assets, assumptions used in calculating pension plan accruals and provisions for specifically identified income tax exposures.

2.3 – Foreign currency

The U.S. dollar is the reporting currency for the Company. This is consistent with the worldwide semiconductor industry’s use of the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, there is no single currency in which the majority of the Company’s transactions are denominated, and revenues from external sales in U.S. dollars exceed revenues in any other currency. However, labor costs are concentrated primarily in the countries that have adopted the Euro currency.

The functional currency of each subsidiary throughout the group is generally the local currency. For consolidation purposes, assets and liabilities of these subsidiaries are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the average exchange rate for the period. The effects of translating the financial position and results of operations from local functional currencies are included in “other comprehensive loss”.

Assets, liabilities, revenue, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity’s functional currency are translated at the exchange rate prevailing at that date. The related exchange gains and losses are recorded in the consolidated statements of income.

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency exchange forward contracts and currency options to neutralize its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries.

For the year ended December 31, 2000, the recognition of gains and losses for foreign currency exchange forward contracts and currency options that were designated as hedges was deferred until settlement of the underlying commitments. Realized gains and losses were recorded as other income or expense when the underlying exposure materialized or the hedged transaction was no longer expected to occur. The discount or premium on these foreign currency exchange forward contracts designated as a hedge was recorded as an asset or liability and amortized to interest expense over the term of the contract. For the foreign currency exchange forward contracts and currency options that were not considered identifiable hedges, gains and losses were recorded at each reporting period as other income or expense based on the fair market value of the foreign currency exchange forward contract or option.

During the first quarter of 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities and determined that the statement did not have a material impact on its consolidated results of operations, financial position or financial disclosure. This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet, and the measurement of those instruments at fair value. The Company’s only derivative instruments include foreign currency exchange forward contracts and currency options that do not qualify as hedging instruments under FAS 133. These instruments are marked-to-market based on the forward rates and option prices provided by independent banking institutions with the associated gains or losses recorded as other income or expense.

2.4 – Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.5 – Revenue recognition

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), providing the staff’s view on applying generally accepted accounting principles to selected revenue recognition issues. The Company adopted SAB 101 in the fourth quarter of 2000, as required. The adoption of SAB 101 did not have a material effect on the Company’s financial position or overall trends in results of operations.

Net Sales

The policy of the Company is to recognize revenue from sales to customers when the rights and risks of ownership are passed to customers, which usually occurs at shipment. A portion of the Company’s sales are made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise or receive potential price reductions on existing stock on-hand under certain circumstances. Provision is made at the time of sale for estimated product returns and price protection, which may occur under the contractual terms agreed with the distributor. The provision is based on the previous two months of sales data and the expected market price evolution.

Other revenue

Other revenue primarily consists of fees invoiced to partners under a co-development contract and is recognized as the related costs are incurred. These related costs under such contracts are recorded in “cost of sales”. Other revenue also includes certain contract indemnity payments and patent royalty income, which are recognized ratably over the term of the agreements.

Fundings

The Company mainly receives fundings from Government’s agency. Fundings for research and development costs are recognized as the related costs are incurred, after the finalization and signing of the fundings’ contract with the relevant government department or agency. Fundings for research and development are included in “other income and expenses”. Fundings for capital expenditures are deducted from the cost of the related fixed assets and reduce depreciation over the assets’ remaining estimated useful lives.

2.6 – Advertising costs

Advertising costs are expensed as incurred. Advertising expenses for 2000, 2001 and 2002 were $30, $21 and $11 respectively.

2.7 – Research and development

Research and development costs are charged to expense as incurred. Research and development costs include costs incurred by the Company, the Company’s share of costs incurred by other research and development interest groups, and costs associated with co-development contracts. Research and development expenses do not include marketing design center, process engineering, pre-production or process transfer costs, which are recorded as selling expenses or cost of sales.

2.8 – Start-up costs

Start-up costs representing manufacturing costs incurred in the Company’s new manufacturing facilities, before reaching a minimum level of production, are included in “other income and expenses” in the consolidated statements of income.

2.9 – Income taxes

The provision for current taxes represents the income taxes expected to be payable related to the current year income or loss. Additional provisions for specific tax exposures are estimated and recorded when a loss is determined probable. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and loss carry-forwards. Those deferred tax assets and liabilities are measured using the enacted tax rates at which they are expected to be realized or paid. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount for which management considers the possibility of recovery to be more likely than not.

2.10 – Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of common shares and common share equivalents outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of common stock relating to outstanding options and convertible debt to the extent such incremental shares are dilutive.

2.11 – Cash and cash equivalents

Highly liquid investments with insignificant interest rate risk purchased with an original maturity of ninety days or less are considered to be cash and cash equivalents.

2.12 – Marketable securities

Management determines the appropriate classification of investments in debt and equity securities at the time of purchase and reassesses the classification at each reporting date. For those marketable securities with a readily determinable fair value and that are are classified as available-for-sale, the securities are reported at fair value with net unrealized gains or losses recorded as a separate component of comprehensive loss in the statements of shareholders’ equity. Other than temporary losses are recorded in net income based on the Company’s assessment of any significant, sustained reductions in the investment’s market value and of the market indicators affecting the securities.

Gains and losses on securities sold are determined based on the specific identification method and are recorded as other income or expense.

2.13 – Trade accounts receivable

Trade accounts receivable are stated net of allowances for doubtful accounts. In addition to any specifically identified amounts, the Company records a provision of 1.5% for potentially uncollectable balances, based on a historical collection trend.

2.14 – Inventories

Inventories are stated at the lower of cost or market. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the inventory value is therefore dependent on manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales. Provisions for obsolescence are estimated for uncommitted inventories based on order backlog and the previous quarter’s sales.

2.15 – Intangible assets subject to amortization

Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, capitalized internally developed software and the purchased software that are amortized over a period ranging from three to seven years. Intangible assets subject to amortization are reflected net of any impairment losses. The carrying value of intangibles subject to amortization is evaluated whenever changes in circumstances indicate the carrying amount may not be recoverable. In determining recoverability, the Company estimates fair value based on the expected aggregate amount of discounted future cash flows associated with the intangibles subject to amortization and compares this to the carrying value. An impairment loss is recognized for the excess of the carrying amount over the fair value. Significant estimates used in determining expected discounted future cash flows include, among others, the applicable industry’s volume forecasts and average selling price evolution, the Company’s market penetration and the market acceptance of certain new technologies.

Amortization is computed using the straight-line method over the following estimated useful lives:

Technologies & licenses	3-7 years
Internally developed software	3-5 years
Software	3 years

The Company evaluates the remaining useful life of an intangible asset each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

2.16 – Goodwill

As of January 1, 2002, goodwill acquired in business combinations is no longer amortized and is subject to an annual impairment test to determine whether the carrying value should be reduced. Potential impairment is based upon a comparison of fair value of each reporting unit with associated goodwill and the carrying value of such reporting unit. The Company defines its reporting units at an individual business level, which is one level below the four semiconductor product groups described in Note 28. The fair value is based on the reporting unit’s expected discounted future cash flows; impairments are recognized when the carrying value exceeds the fair value. Significant estimates used in the determination of future cash flows include the applicable reporting unit’s volume forecasts and average selling price evolution, the reporting unit’s market penetration and the market acceptance of certain new technologies.

2.17 – Property, plant and equipment

Property, plant and equipment are stated at cost, net of government funding and any impairment losses. Major additions and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	33 years
Facilities & leasehold improvements	10 years
Machinery and equipment	6 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The carrying value of a tangible asset is evaluated whenever changes in circumstances indicate the carrying amount may not be recoverable. In determining recoverability, the Company estimates the expected future cash flow associated with the tangible asset or group of assets and compares this to the carrying value. If the anticipated undiscounted future cash flows are less than the carrying amount, the Company recognizes an impairment loss for the difference between the carrying amount of the tangible asset or group of assets and their estimated fair value. Significant estimates used in determining the undiscounted future cash flows include the utilization of the Company’s fabrication facilities and the ability to upgrade such facilities, changes in selling price and the adoption of new technologies.

Assets subject to leasing agreements and classified as capital leases are included in property, plant and equipment and depreciated over the shorter of the estimated useful life or the lease term.

When property, plant or equipment is retired or otherwise disposed of, the net book value of the asset is removed from the Company’s books and the net gain or loss is included in “other income and expenses”.

2.18 – Investments

Investments are accounted for using the equity method of accounting if the investment gives the Company the ability to exercise significant influence over an investee. Significant influence is generally deemed to exist if the Company has a 20% to 50% ownership interest in the voting stock of the investee and representation in the Board of Directors.

Investments without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under the cost method of accounting, investments are carried at historical cost and are adjusted only for declines in fair value. For investments in public companies that have readily determinable fair values and for which the Company does not exercise significant influence, the Company classifies these investments as available-for-sale and, accordingly, records their fair values with unrealized gains and losses reported as a separate component of comprehensive loss in the consolidated statements of shareholders’ equity. Other-than-temporary losses are recorded in net income and are based on the Company’s assessment of any significant, sustained reductions in the investment’s market value and of the market indicators affecting the securities. Gains and losses on investments sold are determined on the specific identification method and are recorded as other income or expense.

2.19 – Pension and termination indemnities

The Company sponsors various retirement plans for its employees; such plans include both defined benefit and defined contribution plans. These plans conform to local regulations and practices of the countries in which the Company operates. Significant estimates are used in determining the assumptions incorporated in the calculation of net periodic pension cost, which is supported by input from independent actuaries.

2.20 – Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those resulting from investment by shareholders and distributions to shareholders. In the accompanying financial statements, “other comprehensive loss” consists of foreign currency translation adjustments, the unrealized gain or loss on marketable securities classified as available-for-sale and the change in the excess of the minimum pension liability over the unrecognized prior service cost of certain pension plans.

2.21 – Stock splits

In April 2000, the Company’s shareholders approved a three-for-one stock split of the Company’s common stock. The record date for the stock split was May 5, 2000, and the distribution date was May 6, 2000. All earnings per share amounts, references to common stock, shareholders’ equity amounts and stock option plan data have been restated as if the stock splits had occurred as of the earliest period presented.

2.22 – Fair value of stock-based compensation

At December 31, 2002, the Company has six stock-based employee and Supervisory Board compensation plans which are described in detail in Note 14. The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25), and related Interpretations, in accounting for stock-based awards to employees. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had en exercise price equal to the market value of the underlying common stock on the date of grant. Pro forma information regarding net income and earnings per share (“EPS”) is required by Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation (FAS 123) as if the Company had accounted for its stock-based awards to employees under the fair value method prescribed by FAS 123. The fair value of the Company’s stock-based awards to employees was estimated using a Black-Scholes option-pricing model.

The fair value was estimated using the following weighted-average assumptions:

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002
Expected life (years)	5	5	5
Volatility	42.2%	57.4%	60.1%
Risk-free interest rate	6.0%	4.5%	4.1%
Dividend yield	0.05%	0.10%	0.20%

The weighted average fair value of options granted during 2000, 2001 and 2002 was $27.12, $20.48 and $16.80 per option, respectively.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to employee stock-based compensation:

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002
Net income, as reported	1,452	257	429
Deduct : Total stock-based employee compensation expense determined under FAS 123, net of related tax effects	(66)	(130)	(200)

Net income, pro forma	1,386	127	229
Earnings per share:
Basic, as reported	1.64	0.29	0.48
Basic, pro forma	1.56	0.14	0.26
Diluted, as reported	1.58	0.29	0.48
Diluted, pro forma	1.51	0.14	0.26

2.23 – New accounting pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (FAS 141), which is applicable for all business combinations initiated after June 30, 2001. This statement eliminates the use of the pooling-of-interests method and provides specific criteria for the recognition of intangible assets apart from goodwill. In the second half of 2001, the Company did not enter into any combination which would require the application of FAS 141. During 2002, the Company acquired Alcatel Microelectronics and applied the concepts of FAS 141. This acquisition is further described in Note 4.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), which is effective for fiscal years beginning after December 15, 2001. FAS 142 primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to initial recognition. In particular, the statement requires that goodwill and indefinite lived intangible assets no longer be amortized but be subject to annual impairment tests to determine the appropriate carrying value. Had FAS 142 not been adopted, the Company would have recorded an additional amortization expense of $28 during 2002. FAS 142 also requires the reclassification of any intangible assets which do not meet the FAS 141 definition of an identifiable intangible asset. The statement requires all unidentifiable intangible assets to be reclassified to goodwill. The Company adopted the standards required by this statement in the first quarter of 2002. In connection with the adoption of FAS 142, the Company reclassified $3 of its intangible assets for acquired workforce to goodwill.

In the first quarter of 2002, the Company performed the transitional impairment review required by FAS 142 and determined that no adjustment for impairment loss was required as a result of adopting the standard. In the fourth quarter of 2002, the Company performed the yearly impairment review required by FAS 142, which did not require any adjustment for impairment loss. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

The following table presents the impact of FAS 142 on net income and EPS had the standard been in effect for the year ended December 31:

	December 31, 2000	December 31, 2001	December 31, 2002
Net income as reported	1,452	257	429
Adjustments:
Amortization of goodwill	24	26
Amortization of acquired workforce previously classified as intangible assets	1	2
Income tax effects	(2)	(1)

Net income as adjusted	1,475	284	429
Basic EPS as reported	1.64	0.29	0.48
Basic EPS as adjusted	1.67	0.32	0.42
Diluted EPS as reported	1.58	0.29	0.48
Diluted EPS as adjusted	1.61	0.32	0.48

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144). This statement retains the requirements of FAS 121 to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows. The Company adopted FAS 144 during the first quarter of 2002 and determined that the standard has had no material effect on the Company’s financial position, or results of operations at December 31, 2002.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (FAS 146), which is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. FAS 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force Issue 94-3 (EITF 94-3) Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). FAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by FAS 144. Those costs include, but are not limited to, the following: one-time termination benefits provided to current employees, costs to terminate a contract that is not a capital lease, costs to consolidate facilities or relocate employees. FAS 146 differs from EITF 94-3 because of the requirement to recognize the fair value of a liability for costs associated with an exit or disposal activity when the liability is incurred; whereas under EITF 94-3, a liability for an exit cost is recognized at the date of an entity’s commitment to an exit plan. FAS 146 states that an entity’s commitment to a plan, by itself, does not create a permanent obligation to others that meets the definition of a liability. The Company early adopted FAS 146 in the third quarter of 2002, and management believes that FAS 146 has had no material effect on the Company’s financial position, or results of operations at December 31, 2002.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statement No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 clarifies the requirements of FASB Statement No. 5, Accounting for Contingencies, relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 clarifies that a guarantor is required to recognize a liability for the fair value of the obligation under taken at the inception of the guarantee. The disclosure requirements of this interpretation are effective for interim or annual financial statement periods ending after December 15, 2002. The initial measurement provisions are effective prospectively for all guarantees subject to this interpretation that are issued or modified after December 31, 2002.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123 (FAS 148). This statement provides alternative transition methods for voluntary changes to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirement of Statement 123 for annual and interim financial statements. Under the statement, the interim required disclosures will be significantly similar to the annual disclosures. The transitional provisions and annual disclosure requirements are effective for financial statements for fiscal years ending after December 15, 2002. Management has incorporated the required disclosures in the consolidated financial statements.

In January 17, 2003, the Financial Accounting Standards Board issued Interpretation of Financial Accounting Standards No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). The primary objective of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as Variable Interest Entities (VIEs). An entity is considered a VIE if any of the following factors are present: the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties; the equity investors of the entity lack decision-making rights; an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor’s relationship with the entity and substantially all of the entity’s activities involve or are conducted on behalf of that investor; other parties protect the equity investors from expected losses; or parties, other than the equity holders, hold the right to receive the entity’s expected residual returns, or the equity investors’ rights to expect residual returns is capped. FIN 46 requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and non-controlling interest of newly consolidated VIEs generally will be initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination. The provisions of FIN 46 are effective by June 15, 2003 for VIEs created prior to February 1, 2003. For VIEs created after January 31, 2003, the provisions are immediately effective. Transitional disclosures are required for all financial statements issued after January 31, 2003. The Company has adopted FIN 46 and identified the following possible VIEs under the existing contracts: the agreement with Philips Semiconductors and Motorola Semiconductor to build and operate a 300mm pilot line in Crolles (France) where the partners will contribute to capital expenditure and share related expenses; a new joint venture established with Dai Nippon for the development and production of photomask in which the Company has a 19% ownership and has committed to contribute certain future capital increases; the joint venture in Super H with Hitachi where the Company owns 44% and has commitments for future capital increases; Tioga on which the Company has at December 31, 2002 an option to buy their assets, the option has been exercised during January 2003 and will become effective during second quarter 2003 for a cost of $12. For all these possible VIEs, the Company estimates that there are no material exposure to loss that could impact the results of operations and the financial position.

3 – CONSOLIDATED ENTITIES

The consolidated financial statements include the accounts of STMicroelectronics N.V. and the following entities as of December 31, 2002:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Australia—Sydney	STMicroelectronics PTY Ltd	100
Belgium—Zaventem	STMicroelectronics Belgium N.V.	100
Brazil—Sao Paolo	STMicroelectronics Ltda	100
Canada—Ottawa	STMicroelectronics (Canada), Inc.	100
China—Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China—Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
Czech Republic—Prague	STMicroelectronics Design and Application s.r.o.	100
Finland—Lohja	STMicroelectronics OY	100
France—Meudon la Foret	MIETEC France S.A.S.	100
France—Saint Genis Pouilly	STMicroelectronics S.A.	100
France—Rousset	STMicroelectronics (Rousset) S.A.S.	100
France—Palaiseau	Waferscale Integration Sarl	100
Germany—Grasbrunn	STMicroelectronics GmbH	100
Germany—Grasbrunn	STMicroelectronics Design and Application GmbH	100
Hong Kong—Hong Kong	STMicroelectronics LTD	100
India—Noida	STMicroelectronics Pvt Ltd	100
Israel—Netanya	STMicroelectronics Ltd	100
Italy—Vimercate	Accent S.r.l.	51
Italy—Catania	CO.RI.M.ME.	100
Italy—Aosta	DORA S.p.a.	100
Italy—Naples	STMicroelectronics Services S.r.l.	100
Italy—Agrate Brianza	STMicroelectronics S.r.l.	100
Japan—Tokyo	STMicroelectronics KK	100
Malaysia—Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia—Muar	STMicroelectronics SDN BHD	100
Malta—Kirkop	STMicroelectronics Ltd	100
Morocco—Rabat	Electronic Holding S.A.	100
Morocco—Casablanca	STMicroelectronics S.A.	100
Singapore—Ang Mo Kio	STMicroelectronics ASIA PACIFIC Pte Ltd	100
Singapore—Ang Mo Kio	STMicroelectronics Pte Ltd	100
Spain—Madrid .	STMicroelectronics S.A.	100
Sweden—Kista	STMicroelectronics A.B.	100
Switzerland—Geneva	STMicroelectronics S.A.	100
United Kingdom—Marlow	STMicroelecrtonics Limited	100
United Kingdom—Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom—Bristol	Inmos Limited	100
United States—Carrollton	STMicroelectronics Inc.	100
United States—Carrollton	STMicroelectronics Leasing Co. Inc.	100
United States—Wilsonville	The Portland Group, Incorporated	100

4 – BUSINESS COMBINATIONS

In the first quarter of 2002, the Company purchased with Alcatel Business Systems to acquire certain assets dedicated to custom ASICs (Application Specific Integrated Circuits) activities in the mobile phone market; the agreement also included the transfer from Alcatel Business Systems to the Company of a dedicated development team. The purchase price was approximately $1.

On June 26, 2002 the Company completed the acquisition of Alcatel Microelectronics, a company of Alcatel Group which manufactures and markets semiconductor integrated circuits. Concurrently, the Company sold the acquired mixed signal business activities of Alcatel Microelectronics and also its fabrication facility to AMI Semiconductors, Inc. The consideration for the purchase of Alcatel Microelectronics, net of the proceeds of $61 from the resale to AMI Semiconductors, was $306, which has been fully paid as of December 31, 2002. The acquisition was conducted to further develop our strategic relationships with the Alcatel Group. Purchase price allocations resulted in the recording of intangible assets of $111 for core technologies, $58 for a supply contract signed with the Alcatel Group and $92 as goodwill. The core technologies and supply contract have average useful live of 4 years. The Company also recorded a charge of $8 in the second quarter of 2002 for in-process research and development as certain of the acquired technologies had not reached technological feasibility and had no other alternative future use. The purchase price allocation is based on a third party independent appraisal and makes reference to the future business assumptions made by the Company, based on management’s best knowledge of the acquired company and the industry. Such assumptions may be revised as management acquires further knowledge of the acquired company, which could result in revisions to the purchase price allocation within one year of the acquisition.

The pro forma information below assumes that Alcatel Microelectronics, acquired in June 2002, had been acquired at the beginning of 2001. The results related to mixed-signal business sold to AMI Semiconductors, Inc. have been excluded in the pro forma information below; restructuring costs of $56 incurred in 2001 by Alcatel Microelectronics have been included. The impact of the $8 charge for in-process research and development has been excluded. Such information is presented by management based on its best knowledge of the acquired company. This is presented for informational purposes only and is not necessarily indicative of the results of future operations or results that would have been achieved had the acquisitions taken place as of the beginning of 2001.

Pro forma statement of income	Year ended December 31, 2001 (unaudited)	Year ended December 31, 2002 (unaudited)
Net revenues	6,545	6,353
Gross profit	2,383	2,309
Operating expenses	(2,092)	(1,717)
Operating profit	291	592
Net income	208	418
Earnings per share (basic)	0.23	0.47
Earnings per share (diluted)	0.23	0.47

As reported statement of income	Year ended December 31, 2001 (unaudited)	Year ended December 31, 2002 (unaudited)
Net revenues	6,357	6,318
Gross profit	2,310	2,298
Operating expenses	(1,971)	(1,697)
Operating profit	339	601
Net income	257	429
Earnings per share (basic)	0.29	0.48
Earnings per share (diluted)	0.29	0.48

5 – JOINT VENTURE

During the third quarter of 2001, the Company and Hitachi, Ltd. formed a joint venture to develop and license RISC microprocessors. The joint venture, Super H, Inc., was initially capitalized with the Company’s contribution of $15 of cash plus internally developed technologies with an agreed intrinsic value of $14 for a 44% interest. Hitachi, Ltd. contributed $37 of cash for a 56% interest. At December 31, 2001, the Company’s investment totaled $10 and was reflected in “investment and other non-current asset”.

The Company is accounting for its share of in SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. The Company recorded charges for its equity interest of $5 at December 31, 2001 and $11 at December 31, 2002 separately in the consolidated statements of income for its participation in the losses from the joint venture.

During 2002, the Company contributed $5 in cash to the Super H joint venture. As a result of deteriorating market conditions and the inability of Super H to meet its projected business plan objectives, the Company wrote off the $4 remaining book value of its investment in SuperH, Inc. and provisioned an additional $3 for future capital commitments that the Company is contractually obliged to contribute. The Company’s 44% share in the joint venture has remained unchanged at December 31, 2002 and had a zero carrying value.

Under the agreement, the Company could be required to additionally contribute up to $19 in cash to the joint venture through September 2003.

6 – AVAILABLE FOR SALE MARKETABLE SECURITIES

The Company has classified certain marketable securities as available-for-sale, which relate to equity securities held as strategic investments in various companies. These marketable securities are classified as current and non-current assets and consist of the following:

December 31, 2001	Cost	Unrealized gain	Unrealized loss	Fair value
Equity securities classified as current assets	1	2	—	3
Equity securities classified as non-current assets	5	—	(2)	3

Total	6	2	(2)	6

December 31, 2002	Cost	Unrealized gain	Unrealized loss	Fair value
Equity securities classified as current assets	1	1	—	2
Equity securities classified as non-current assets	1	—	—	1

Total	2	1	—	3

For fiscal years 2000, 2001 and 2002, gross realized gains associated with the sale of the marketable securities were $9, $25 and $1, respectively.

7 – TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following:

	December 31, 2001	December 31, 2002
Trade accounts receivable	921	1,118
Less valuation allowance	(19)	(23)

Total	902	1,095

In December 2002 the Company sold without recourse $50 of receivables due in 2003. In December 2001, $139 of receivables were sold without recourse due in 2002.

In 2000, 2001 and 2002, one customer, the Nokia group of companies, represented 13.4%, 19.3% and 17.6% of consolidated net revenues, respectively.

8 – INVENTORIES

Inventories consist of the following:

	December 31, 2001	December 31, 2002
Raw materials	53	53
Work-in-process	534	656
Finished products	156	221

Total	743	930

The Company recorded a special inventory charge for obsolescence of $71 in cost of sales in the second quarter of 2001. This charge was due to the cancellation of customers’ order backlog that resulted in unusable quantities of work-in-process and finished goods inventory.

9 – OTHER RECEIVABLES AND ASSETS

Other receivables and assets consist of the following:

	December 31, 2001	December 31, 2002
Receivables from government agencies	72	125
Taxes and other government receivables	2	65
Down payment to suppliers	22	11
Loans to employees	9	7
Prepaid expenses	152	145
Sundry debtors	121	142
Other	38	72

Total	416	567

Receivables from government agencies relate to research and development contracts, industrialization contracts and capital investment projects.

10 – GOODWILL

Changes in the carrying amount of goodwill are as follows:

	Opening net value	Acquisitions	Amortization	Impairment	Other	Closing net value
December 31, 2000						92
Acquisitions:
Ravisent		30
Wafer Scale Integration		24
Veridicom		4
Amortization/Impairment			(26)	(61)

December 31, 2001	92	58	(26)	(61)	—	63

Acquisitions:
Alcatel Microelectronics,		92
Alcatel Mobile Phone,		1
Transitional reclassification of acquired workforce previously classified as intangible assets					3

December 31, 2002	63	93	—	—	3	159

As required by FAS 142, which was adopted by the Company during the first quarter of 2002, goodwill is no longer amortized.

In the second quarter of 2001, an impairment charge was recorded to reduce the carrying value of goodwill by $ 61. See Note 21.

11 – INTANGIBLE ASSETS

Intangible assets consist of the following:

December 31, 2001	Gross	Accumulated Amortization	Net
Technologies & licenses	159	(56)	103
Internally developed software	50	(36)	14
Software	68	(35)	33

Total	277	(127)	150

December 31, 2002	Gross	Accumulated Amortization	Net
Technologies & licenses	321	(98)	223
Internally developed software	102	(44)	58
Software	87	(57)	30

Total	510	(199)	311

The aggregate amortization expense for 2000, 2001 and 2002 was $36, $45 and $67, respectively.

In the second quarter of 2001, an impairment charge was recorded to reduce the carrying value of intangible assets by $39. See Note 21.

The estimated amortization expense for the following years is:

Year
2003	85
2004	74
2005	59
2006	44
2007	20
Thereafter	29

Total	311

12 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

December 31, 2001	Gross Cost	Accumulated Depreciation	Net Cost
Land and buildings	827	(145)	682
Machinery and equipment	9,028	(4,173)	4,855
Other tangible fixed assets	390	(256)	134
Construction in progress	217	—	217

Total	10,462	(4,574)	5,888

December 31, 2002	Gross	Accumulated Depreciation	Net
Land and buildings	916	(181)	735
Machinery and equipment	10,711	(5,849)	4,862
Other tangible fixed assets	486	(318)	168
Construction in progress	455	—	455

Total	12,568	(6,348)	6,220

The depreciation charges for 2000, 2001 and 2002 were $1,047, $1,248 and $1,315, respectively.

In the second and third quarter of 2001, impairment charges were recorded to reduce the carrying value of property, plant and equipment by $177 and $23, respectively. See Note 21.

13 – INVESTMENTS AND OTHER NON-CURRENT ASSETS

Investments and other non-current assets consist of the following:

	December 31, 2001	December 31, 2002
Investments	32	24
Long-term deposits	58	50
Debt issuance costs, net	31	21

Total	121	95

14 – SHAREHOLDERS’ EQUITY

14.1 – Outstanding shares

The authorized share capital of the Company is EUR 1,810, consisting of 1,200,000,000 common shares and 540,000,000 preference shares each with a nominal value of EUR 1.04. As of December 31, 2000, 2001, and 2002 the number of shares of common stock issued was 889,881,287 shares, 899,099,181 shares, and 900,923,554 shares, respectively. There were no preference shares issued as of December 31, 2000, 2001 and 2002.

As of December 31, 2001 and 2002 the number of shares of common stock outstanding was 889,699,181 and 887,523,554, respectively.

14.2 – Preference shares

The 540,000,000 preference shares entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. The Company entered into an option agreement with STMicroelectronics Holding II B.V. in order to protect the Company from a hostile takeover or other similar action. The option agreement provides for 540,000,000 preference shares to be issued to STMicroelectronics Holding II B.V. upon their request based on approval by the Company’s Supervisory Board. STMicroelectronics Holding II B.V. would be required to pay at least 25% of the par value of the preference shares to be issued, and to retain ownership of at least 30% of the Company’s issued share capital.

14.3 – Treasury shares

As of December 31, 2002, 13,400,000 shares of common stock totaling $348 have been repurchased and reflected at cost as a reduction of shareholders’ equity. In 2002, 4,000,000 shares were repurchased for a cost of $115, and 9,400,000 of shares were repurchased in 2001 for a cost of $233. No treasury shares were acquired in 2000. The repurchased shares have been designated to fund the Company’s most recent employee stock option plan.

14.4 – Stock option plans

In 1995, the Shareholders voted to adopt the 1995 Stock Option Plan (the “1995 Plan”) whereby options for up to 33,000,000 shares may be granted in installments over a five-year period. Under the 1995 Plan, the options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. Under the 1995 Plan at December 31, 2002, 16,728,535 of the granted options outstanding vest 50% after three years and 50% after four years following the date of the grant; 7,034,109 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant.

In 1996, the Shareholders voted to adopt the Supervisory Board Option Plan whereby each member of the Supervisory Board was eligible to receive, during the three-year period 1996-1998, 18,000 options for 1996 and 9,000 options for both 1997 and 1998, to purchase shares of common stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board was eligible to receive 9,000 options for 1996 and 4,500 options for both 1997 and 1998. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.

In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby each member of the Supervisory Board may receive, during the three-year period 1999-2001, 18,000 options for 1999 and 9,000 options for both 2000 and 2001, to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board may receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.

In 2001, the Shareholders voted to adopt the 2001 Stock Option Plan (the “2001 Plan”) whereby options for up to 60,000,000 shares may be granted in installments over a five-year period. The options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. Under the 2001 Plan at December 31, 2002, 3,349,803 of the granted options outstanding vest 50% after one year and 50% after two years following the date of the grant; 19,095,814 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant.

In 2002, the Shareholders voted a Stock Option Plan for Supervisory Board Members and Professionals of the Supervisory Board. Under this plan, 12,000 options can be granted by year to each member of the Supervisory Board and 6,000 options per year to each professional advisor to the Supervisory Board. Options will vest 30 days after the date of grant.

A summary of stock option activity for the plans for the three years ended December 31, 2002, follows:

		Price Per Share
	Number of Shares	Range	Weighted Average
Outstanding at December 31, 1999	21,717,690	$6.04 – $24.88	$16.41
Options granted:
1995 Plan	7,570,890	$50.69 – $62.01	$58.77
Supervisory Board Plan	103,500	$62.01	$62.01
Options cancelled	(253,950)	$6.04 – $62.01	$27.57
Options exercised	(1,988,195)	$6.04 – $24.88	$6.94

Outstanding at December 31, 2000	27,149,935	$6.04 – $62.01	$28.98
Options granted:
1995 Plan	139,851	$31.65 – $44.00	$33.99
2001 Plan	9,599,000	$29.61 – $39.00	$38.92
Supervisory Board Plan	112,500	$39.00	$39.00
Options cancelled	(956,750)	$6.04 – $62.01	$39.90

		Price Per Share
	Number of Shares	Range	Weighted Average

Options exercised	(1,372,935)	$6.04 – $ 24.88	$10.36

Outstanding at December 31, 2001	34,671,601	$6.04 – $ 62.01	$32.22

Options granted:
2001 Plan	13,751,393	$20.02 – $ 33.70	$30.88
Supervisory Board Plan	132,000	$ 31.11	$31.11
Options cancelled	(1,124,788)	$6.04 – $ 62.01	$36.21
Options exercised	(612,445)	$6.04 – $ 24.88	$10.88

Outstanding at December 31, 2002	46,817,761	$6.04 – $ 62.01	$32.01

Stock options exercisable were as follows:

	December 31, 2000	December 31, 2001	December 31, 2002
Options exercisable	5,149,338	7,640,893	15,277,776
Weighted average exercise price	$9.72	$11.91	$22.49

The weighted average remaining contractual life of options outstanding as of December 31, 2000, 2001 and 2002 was 6.1, 6.3 and 6.5 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options outstanding as of December 31, 2002 was as follows:

Number of shares	Option price range	Weighted average exercise price	Weighted average remaining contractual life
8,536,815	$6.04 – $ 14.23	$11.21	2.6 years
8,904,690	$20.02 – $ 29.70	$24.81	4.9 years
22,347,657	$31.09 – $ 44.00	$34.35	8.9 years
7,028,599	$44.00 – $ 62.01	$58.93	5.6 years

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2002 was as follows:

Number of shares	Option price range	Weighted average exercise price	Weighted average remaining contractual life
8,536,815	$6.04 – $14.23	$11.21	2.6 years
4,331,610	$24.88	$24.88	4.7 years

Number of shares	Option price range	Weighted average exercise price	Weighted average remaining contractual life
107,140	$39.00 – $ 44.00	$39.38	8.0 years
2,302,211	$50.69 – $ 62.01	$59.06	5.5 years

14.5 – Employee stock purchase plans

In 2000, 2001 and 2002 the Company offered to certain of its employees worldwide the right to acquire shares of capital stock:

	Number of share of capital stock per employee	Price per share		Discount from the market price	Number of share issued
		In $	In euro
November 2000	275	38.68	45.00	15%	559,929
May 2001	328	32.32	36.81	15%	580,817
December 2001	371	28.60	32.14	15%	384,566
July 2002	529	23.59	24.94	15%	461,164
December 2002	402	20.58	20.78	15%	749,819

14.6 – Other comprehensive loss

The accumulated balances related to each component of other comprehensive loss were as follows:

	Foreign currency translation loss	Unrealized gain (loss) on securities	Minimum pension liability adjustment	Accumulated other comprehensive loss
Balance as of December 31, 1999	(496)	—	—	(496)
Other comprehensive income (loss), net of tax	(190)	10	—	(180)

Balance as of December 31, 2000	(686)	10	—	(676)
Other comprehensive loss, net of tax	(171)	(10)	(12)	(193)

Balance as of December 31, 2001	(857)	—	(12)	(869)
Other comprehensive income (loss), net of tax	631	1	(21)	611

Balance as of December 31, 2002	(226)	1	(33)	(258)

14.7 – Dividends

In 2002, the Company paid a cash dividend of $0.04 per share for a total amount of $36. In 2000 and 2001, the Company paid cash dividends of $0.03 per share in each year totalling $27 and $35, respectively.

15 – EARNINGS PER SHARE

For the years ended December 31, 2000, 2001 and 2002, earnings per share (EPS) was calculated as follows:

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002
Basic EPS
Net income	1,452	257	429
Weighted average shares outstanding	885,728,493	893,267,868	887,577,627
Basic EPS	1.64	0.29	0.48
Diluted EPS
Net income	1,452	257	429
Convertible debt interest, net of tax	28	—	—

Net income adjusted	1,480	257	429
Weighted average shares outstanding	885,728,493	893,267,868	887,577,627
Dilutive effect of stock options	13,831,539	8,715,097	5,459,155
Dilutive effect of convertible debt	36,499,180	—	—

Number of shares used in calculating EPS	936,059,212	901,982,965	893,036,782
Diluted EPS	1.58	0.29	0.48

Outstanding convertible debt at December 31, 2002 was convertible into 44,135,073 shares, which were anti-dilutive.

16 – RETIREMENT PLANS

The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

	December 31, 2001	December 31, 2002
Change in benefit obligation:
Benefit obligation at beginning of year	123	139
Service cost	9	10
Interest cost	8	9
Benefits paid	(2)	(1)
Actuarial losses	4	7
Foreign currency translation adjustments	(3)	12
Other	—	(5)

Benefit obligation at end of year	139	171

Change in plan assets:
Plan assets at fair value at beginning of year	95	91
Actual return on plan assets	(7)	(10)
Employer contributions	7	10
Benefits paid	(2)	(1)
Foreign currency translation adjustments	(2)	7
Other	—	(5)

Plan assets at fair value at end of year	91	92

Funded status	(48)	(79)
Unrecognized prior service cost	6	5
Unrecognized transition obligation	(2)	(2)
Unrecognized actuarial loss	34	59

Accrued benefit cost	(10)	(17)

Net amount recognized in the balance sheet consists of the following:
Prepaid benefit cost	1	2
Accrued benefit liability	(25)	(54)
Intangible asset	2	2
Accumulated other comprehensive loss	12	33

Net amount recognized	(10)	(17)

The weighted average assumptions used in the determination of the net pension cost for the pension plans were as follows:

Assumptions	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002
Discount rate	6.22%	6.09%	5.95%
Salary increase rate	4.15%	4.03%	3.97%
Expected rate of return on funds	6.20%	6.65%	7.28%

The components of the net periodic benefit cost include the following:

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002
Service cost	8	9	10
Interest cost	6	8	9
Expected return on plan assets	(7)	(7)	(8)
Amortization of unrecognized transition obligation	—	—	—
Recognized gains and losses	—	—	1
Recognition of prior service cost	1	1	1

Net periodic benefit cost	8	11	13

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $113, $93 and $84, respectively, as of December 31, 2001 and $167, $135 and $87, respectively, as of December 31, 2002.

The Company also has defined contribution pension plans, which provide retirement benefits to certain of its employees. The benefit accrues to the employees on a pro-rata basis, adjusted for inflation, during their employment period and is based on the individuals’ salary. As of December 31, 2001 and 2002, the Company accrued $102 and $ 129, respectively, for these defined contribution pension plans. The annual cost of these plans amounted to approximately $18, $30 and $ 32 in 2000, 2001 and 2002, respectively.

17 – LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2001	December 31, 2002
STMicroelectronics SA (France)
4.90% bank loan due 2002	7	—
4.88% bank loan due 2002	7	—
3.46% (weighted average) bank loan due 2006	134	160
2.53% (weighted average) other bank loans	7	3
4.79% (weighted average) capital lease	—	32
STMicroelectronics S.r.l. (Italy)
5.68% bank loan due 2002	32	—
5.78% (weighted average) bank loan due 2005	4	3
5.35% bank loan due 2006	22	21
0.90% bank loan due 2008	24	32
1.50% (weighted average) bank loan due 2009	14	19
3.43% (weighted average) other bank loans	8	13
STMicroelectronics N.V. (Netherlands)

	December 31, 2001	December 31, 2002
2.44% Liquid Yield Option Notes (LYONs) due 2009	762	780
3.75% convertible bonds due 2010	1,543	1,601
STMicroelectronics PTE (Singapore)
4.00% bank loan due 2007	162	144
2.01% (weighted average) other bank loans	1	29
STMicroelectronics (others)
3.68% (weighted average) other bank loans	142	106

Total long-term debt	2,869	2,943
Less current portion	97	146

Total long-term debt, less current portion	2,772	2,797

Long-term debt is denominated in the following currencies:

	December 31, 2001	December 31, 2002
U.S. dollar	2,410	2,449
Euro	269	294
Other	189	200

Total	2,868	2,943

Aggregate future maturities of long-term debt outstanding are as follows:

December 31, 2002
2003	146
2004	131
2005	108
2006	106
2007	32
Thereafter	2,420

Total	2,943

In September 1999, the Company issued $919 face value of zero-coupon subordinated convertible notes (LYONs), due 2009, for net proceeds of $708. The notes are convertible at any time by the holders at the rate of 26.292 shares of the Company’s common stock for each one thousand dollar face value of the notes. The holders may redeem their LYONs on September 22, 2004 at a price of $885.91 per one thousand dollar face value of the LYONs. The Company may choose to pay the redemption price in cash or in common shares or a combination of both. On or after September 22, 2002 and prior to September 22, 2004, the Company may redeem for cash all, but not a portion of the LYONs.

On or after September 22, 2004, the Company may redeem all or a portion of the LYONs for cash. The notes are subordinated to all existing and future indebtedness of the Company.

In November 2000, the Company issued $2,146 face value of zero-coupon unsubordinated convertible bonds, due 2010, for net proceeds of $1,458. The debt discount of $666 is amortized straight-line over the term of the debt and recorded as interest expense. The notes are convertible at any time by the holders at the rate of 9.32 shares of the Company’s common stock for each one thousand dollar face value of the notes. The holders may redeem their convertible bonds for cash on January 17, 2005, at a price of $805.15 per one thousand dollar face value of the convertible notes. On or after November 16, 2003 and prior to November 16, 2005, the Company may redeem for cash all, but not a portion of the convertible bonds. On or after November 16, 2005, the Company may redeem for cash all or a portion of the convertible bonds. The notes are unsubordinated to all existing and future indebtedness of the Company.

During 2000 and 2001, convertible bonds with face values of $334 and $128 respectively, were converted into 17,908,743 and 6,879,576 shares of common stock, respectively. No significant conversion occurred in 2002.

The conversion of the convertible notes in 2000, 2001 and 2002 resulted in non-cash transactions in financing activities of $283, $112 and $ 29, respectively.

Credit facilities

The Company has revolving line of credit agreements with several financial institutions totalling $1,075. At December 31, 2002, amounts available under the lines of credit were reduced by borrowings of $19 at an average interest rate of 2.81%.

18 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	December 31, 2001	December 31, 2002
Taxes other than income taxes	36	57
Salaries and wages	130	199
Social charges	63	88
Advances received on fundings	19	13
Commercial rebates	11	15
Royalties payable	39	41
Other	111	193

Total	409	606

19 – OTHER REVENUES

Other revenues consist of the following:

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002
Co-development contract fees	41	49	47
Other	8	4	1

Total	49	53	48

20 – OTHER INCOME AND EXPENSES

Other income and expenses consist of the following:

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002
Research and development funding	42	58	76
Start-up costs	(115)	(89)	(57)
Exchange gain, net	16	11	17
Gain on sale of marketable securities	9	27	1
Patent studies costs	(14)	(8)	(8)
Other non-recurring items, net	(21)	(5)	(22)

Total	(83)	(6)	7

21 – IMPAIRMENT, RESTRUCTURING AND OTHER RELATED CLOSURE COSTS

In the second quarter of 2001, the Company recorded an impairment charge of $296. This charge included impairment losses of (i) $177 associated with tangible assets at the Company’s fabrication sites; (ii) $100 (net of $3 tax benefit) related to purchased technologies and goodwill on previous acquisitions; and (iii) $22 for financial assets with an other than temporary decline in value. This impairment charge resulted from a significant deterioration in the business climate in the semiconductor industry. Due to these market changes, the Company revised its production forecasts and foresaw an underutilization of the capacities of certain 150mm fabrication facilities. The fair value for tangible and intangible assets was determined using the discounted expected future cash flows model. Quoted market values were used in determining the fair value of financial assets. Additionally, in the second quarter of 2001, the Company recorded restructuring charges of $15 relating to the closure of its facility in Ottawa, Canada. These restructuring charges related to the severance of plant personnel and were paid in 2001.

In the third quarter of 2001, the Company recorded an impairment charge of $23 relating to the building and facilities of its Rancho Bernardo, California, 150mm fabrication plant; this impairment charge was based on quoted market value and resulted from management’s decision to close the plant by April 2002. The closing was completed in line with the plan. In the fourth quarter of 2001, the Company recorded expenses of $11 related to severance costs and retention bonuses for plant employees during the closure of the facilities in Ottawa, Canada, and Rancho Bernardo, California.

In 2002, the Company recorded expenses of $34 including i) $26 relating to decommissioning costs, retention bonuses and contract obligations incurred during the closure of the facilities in Ottawa, Canada, and Rancho Bernardo, California; ii) $7 impairment charges for long term investments; and iii) $1 for employee severance costs of the Company’s graphics division. All closing costs have been paid as of December 31, 2002.

22 – INTEREST INCOME (EXPENSE), NET

Interest income (expense), net consists of the following:

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002
Income	111	100	49
Expense	(65)	(113)	(117)

Total	46	(13)	(68)

Cash paid for interest was $61, $111 and $ 116 in 2000, 2001 and 2002 respectively. Capitalized interest was $2, $9, and $3 in 2000, 2001 and 2002, respectively.

23 – INCOME TAX

Income before income tax expense is comprised of the following:

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002
Loss recorded in The Netherlands	(6)	(32)	(1)
Income from foreign operations	1,835	353	523

Income before income tax expense	1,829	321	522

STMicroelectronics N.V. and its subsidiaries are individually liable for income tax. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax expense is comprised of the following:

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002
Domestic taxes – current	(7)	(5)	25
Foreign taxes – current	(343)	(139)	(100)

Current taxes	(350)	(144)	(75)
Deferred taxes	(25)	83	(14)

Income tax expense	(375)	(61)	(89)

The principal items comprising the differences in income taxes computed at The Netherlands statutory rate (35%) and the effective income tax rate are the following:

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002
Income tax expense computed at statutory rate	(640)	(112)	(183)
Permanent difference	(7)	(50)	(33)
Change in valuation allowance	(7)	(2)	(25)

Impact of final tax assessments relating to prior years	(3)	—	27
Other tax and credits	41	(2)	37
Benefits from tax holidays	225	81	62
Earnings of subsidiaries taxed at different rates	16	24	26

Income tax expense	(375)	(61)	(89)

Permanent differences reflect mainly the effects of capital allowance programs and special tax incentive programs existing in some Asia Pacific and Mediterranean countries, and of various non-deductible items. The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.25, $0.09 and $0.06 for the years ended December 31, 2000, 2001 and 2002, respectively. The Company will continue to benefit from these tax holidays up to nine years.

Deferred tax assets and liabilities consist of the following:

	December 31, 2001	December 31, 2002
Tax loss carryforwards and investment credits	30	74
Inventory valuation	28	19
Impairment charges	24	20
Fixed asset depreciation in arrears	12	27
Receivables for government funding	7	9
Other temporary differences	53	55

Total deferred tax assets	154	204
Valuation allowance	(1)	(26)

Deferred tax assets, net	153	178

Accelerated fixed assets depreciation	(124)	(156)
Acquired intangible assets	(11)	(8)
Advances of government funding	(6)	(17)
Other temporary differences	(24)	(26)

Deferred tax liabilities	(165)	(207)

Net deferred income tax liability	(12)	(29)

As of December 31, 2002, the Company and its subsidiaries have net operating loss carryforwards of $82 that expire between 2003 and 2008.

The Company paid $243, $264, and $39 in cash for income taxes in 2000, 2001, and 2002, respectively.

24 – COMMITMENTS

Lease commitments

The Company leases land, buildings, plants, and equipment under operating leases that expire at various dates under non-cancellable lease agreements.

At December 31, 2002, the Company had a non-cancellable capital lease of $32 for a building recorded in work-in-progress, which resulted in a non-cash transaction in investing activities.

Operating leases expenses were $32, $42, and $37 in 2000, 2001 and 2002, respectively.

As of December 31, 2002 the future minimum lease payments to which the Company was committed under operating were as follows:

Year
2003	30
2004	25
2005	22
2006	19
2007	17
Thereafter	60

Total	173

Other commitments

As of December 31, 2002, the Company had commitments of $346 for equipment purchases, $168 for foundry wafers purchases and $167 for software purchases. Additional commitments up to a total amount of $19 include either capital increases or the purchase of shares under certain conditions outlined in individual agreements with the following companies: DNP Photomask Europe S.P.A. (Italy), Tioga Technologies Ltd. (Israel), and Tecdis (Italy).

The Company has issued guarantees, totalling $281 for subsidiaries debt.

25 – CONTINGENCIES

The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations. These matters mainly include the risks associated with external patents utilization, claims from customers and other disputes primarily related to income tax exposures. Management has accrued for these loss contingencies when the loss is probable and can be estimated.

26 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s treasury activities are regulated by procedures, which define policies, objectives and controls. The policies focus on the management of financial risk in terms of exposure to currency rates and interest rates. The Company’s objectives are to neutralize exposure to changes in exchange rates, to optimise the use of credit facilities and funds available, and to obtain the best possible market conditions for financial and treasury operations. Treasury controls include systematic reporting to senior management and are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. The majority of cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A+” or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to cover commercial positions.

26.1 – Foreign exchange forward contracts and currency options

The Company enters into foreign exchange forward contracts and currency options to manage exposure to fluctuations in foreign currency exchange rates and to cover a portion of both its probable anticipated, but not firmly committed, transactions and transactions with firm foreign currency commitments. These transactions include international sales by various subsidiaries in foreign currencies, foreign currency denominated purchases, intercompany sales and other intercompany transactions. Such contracts outstanding as of December 31, 2002 have remaining terms of one to five months, maturing on average after 40 days.

The notional amounts of foreign exchange forward contracts totalled $1,139 and $649 at December 31, 2001 and 2002, respectively. The principal currencies covered are the US dollar, the Euro, the Japanese yen and the Swiss franc.

The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. At December 31, 2001 and 2002, no currency options were outstanding.

26.2—Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of interest-bearing investments and trade receivables. The Company places its cash and cash equivalents and certain other financial instruments with a variety of high credit quality financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with its investment policy which aims to minimize credit risk.

The Company controls the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to financial instruments. At December 31, 2001 and 2002, one customer, the Nokia group of companies, represented 29.4% and 19.3% of trade accounts receivable, respectively. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The Company does not anticipate non-performance by counterparties, which could have a significant impact on its financial position or results of operations.

26.3—Fair value of financial instruments

The estimates of fair value were obtained using prevailing financial market information resulting from various valuation techniques. The methodologies used to estimate fair value are as follows:

Cash and cash equivalents, accounts and notes receivable, bank overdrafts, short-term borrowings, accounts and notes payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

Long-term debt and current portion of long-term debt

The fair values of long-term debt were determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Foreign exchange forward contracts

The fair values of these instruments are estimated based upon quoted market prices for the same or similar instruments.

	2001		2002
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Balance sheet
– Bank loans (including current portion)	564	574	561	568
– Convertible debt	2,304	2,412	2,381	2,403

Off-balance sheet
– Forward exchange contracts	1	1	6	6

27 – RELATED PARTY TRANSACTIONS

Transactions with significant shareholders and their affiliates were as follows:

	December 31, 2000	December 31, 2001	December 31, 2002
Sales & Other Services	—	1	1
Research and development expenses	(14)	(26)	(29)
Other purchases and expenses	(22)	(31)	(23)
Accounts receivable	1	—	—
Accounts payable	1	5	11

For the years ended December 31, 2000, 2001 and 2002, the related party transactions were primarily with Areva, France Telecom, Finmeccanica, Equant and Orange.

The Company participates in an Economic Interest Group (“E.I.G.”) in France with Areva and France Telecom to share the costs of certain research and development activities. The costs recorded as research and development expenses for E.I.G during 2000, 2001 and 2002 were $5, $3 and $3, respectively. At December 31, 2001 the Company had net liability amount of $17 and at December 31, 2002 the Company had net receivable amount of $7.

28 – SEGMENT INFORMATION

The Company operates in two business areas: Semiconductor and Subsystems.

In the Semiconductor business area, the Company designs, develops, manufactures and markets a broad range of products including discrete, memories and standard commodity components, ASICSs (full custom devices and semicustom devices) and ASSPs for analog, digital, and mixed-signal applications. The Company’s principle resource allocation decisions are based on the Semiconductor business area for ongoing expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. The Company manages its semiconductor products in four segments, following the Company’s four main products groups: Telecommunications, Peripherals and Automotive; Discrete and Standard ICs; Memory Products and Consumer and Microcontroller (collectively referred to as the “Groups”). The Company manages its revenues and internal operating income performance based on these segments.

In the Subsystems segment, the Company designs, develops, manufactures and markets subsystems and modules for the Telecom, Automotive and Industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to the Company, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS 131). .

The following tables present the Company’s internal net revenues and operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company is using certain internal rules of allocation for the costs not directly chargeable to the Groups including cost of sales, selling, general & administrative expenses and a significant part of R&D expenses. Additionally as per the Company’s rules, certain items of costs are not charged to the Groups, including start-up costs of the new manufacturing facilities, some strategic and special R&D programs, certain corporate level operating expenses, impairment and restructuring charges and other related closure costs as well as certain other miscellaneous charges.

Net revenues by product group

	December 31, 2000	December 31, 2001	December 31, 2002
Telecommunications, Peripherals and Automotive	3,482	3,031	3,074
Discrete and Standard ICs	1,213	942	1,055
Memory Products	1,553	1,382	1,055
Consumer and Microcontroller	1,466	896	1,026

Total	7,714	6,251	6,210

Operating Income by product group

	December 31, 2000	December 31, 2001	December 31, 2002
Telecommunications, Peripherals and Automotive	896	589	613
Discrete and Standard ICs	275	75	135
Memory Products	611	340	7
Consumer and Microcontroller	215	(78)	57

Total operating income of product groups	1,997	926	812

Reconciliation to consolidated operating income:

	December 31, 2000	December 31, 2001	December 31, 2002
Total operating income of product groups	1,997	926	812
Strategic R&D and other R&D programs	(64)	(48)	(83)
Start-up costs	(116)	(82)	(57)
Impairment & restructuring charges		(416)	(34)
Subsystems	8	10	6
Other non-allocated provisions	(42)	(51)	(43)

Total consolidated operating income	1,783	339	601

The following is a summary of operations by entities located within the indicated geographic areas for 2000, 2001 and 2002. Long-lived assets consist of net property and equipment and other intangible assets.

Net revenues

	December 31, 2000	December 31, 2001	December 31, 2002
The Netherlands	1,324	2,016	1,768
France	651	484	443
Italy	249	229	174
Germany	611	0	0
Other European countries	161	1	0
USA	1,762	958	876
Singapore	2,278	1,989	2,358
Other countries	777	680	699

Total	7,813	6,357	6,318

Long-lived assets

	December 31, 2000	December 31, 2001	December 31, 2002
The Netherlands	108	123	404
France	1,890	1,732	2,033
Italy	1,650	1,687	1,872
Germany	2	3	4
Other European countries	238	207	200
USA	1,081	797	610
Singapore	649	749	863
Other countries	869	803	704

Total	6,487	6,101	6,690

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMICROELECTRONICS N.V.

By:	/s/ PASQUALE PISTORIO
Pasquale Pistorio President and Chief Executive Officer

Date:    February 21, 2003